Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2020					2021					2022
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		3.777	1.240	3.945	4.039	13.001	3.752	3.213	2.921	3.247	13.133	3.641	3.677	7.318

European vehicle volumes:
Western Europe		2.905	1.171	2.613	3.407	10.096	3.046	2.444	1.785	2.393	9.668	2.509	2.636	5.145
Eastern Europe		1.794	0.912	1.663	1.989	6.358	1.843	1.642	1.187	1.618	6.290	1.484	1.419	2.903
Total Europe		4.699	2.083	4.276	5.396	16.454	4.889	4.086	2.972	4.011	15.958	3.993	4.055	8.048

Asia volumes		8.239	8.385	10.818	13.720	41.162	11.546	10.391	9.680	12.268	43.885	11.543	10.171	21.714

China volumes		3.218	5.831	6.251	8.086	23.386	6.034	5.703	5.457	7.387	24.581	6.410	5.397	11.807

Magna Steyr vehicle assembly volumes		0.031	0.017	0.027	0.035	0.110	0.040	0.030	0.023	0.033	0.126	0.025	0.031	0.056

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.745	0.722	0.751	0.767	0.746	0.790	0.814	0.794	0.794	0.798	0.790	0.783	0.786
1 Euro equals U.S. dollars		1.102	1.101	1.170	1.192	1.141	1.205	1.206	1.178	1.144	1.183	1.123	1.064	1.094
1 Chinese renminbi equals U.S. dollars		0.143	0.141	0.145	0.151	0.145	0.154	0.155	0.155	0.156	0.155	0.158	0.151	0.154

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		3,676	1,623	3,858	4,393	13,550	4,025	3,647	3,185	3,620	14,477	4,077	3,947	8,024
Power & Vision		2,523	1,298	2,722	3,179	9,722	3,156	2,881	2,501	2,804	11,342	3,046	2,888	5,934
Seating Systems		1,261	524	1,280	1,390	4,455	1,303	1,166	1,123	1,299	4,891	1,376	1,253	2,629
Complete Vehicles		1,321	933	1,402	1,759	5,415	1,850	1,490	1,255	1,511	6,106	1,275	1,403	2,678
Corporate & Other		(124)	(85)	(133)	(153)	(495)	(155)	(150)	(145)	(124)	(574)	(132)	(129)	(261)
Sales		8,657	4,293	9,129	10,568	32,647	10,179	9,034	7,919	9,110	36,242	9,642	9,362	19,004

Costs and expenses:
Cost of goods sold		7,567	4,206	7,681	8,753	28,207	8,662	7,728	6,885	7,822	31,097	8,400	8,259	16,659
Selling, general and administrative		381	378	380	448	1,587	430	419	454	414	1,717	386	410	796
Equity income		(30)	(25)	(44)	(90)	(189)	(47)	(44)	(34)	(23)	(148)	(20)	(25)	(45)
EBITDA	1	739	(266)	1,112	1,457	3,042	1,134	931	614	897	3,576	876	718	1,594
Depreciation and amortization		336	334	334	362	1,366	364	374	385	389	1,512	369	360	729
EBIT	2	403	(600)	778	1,095	1,676	770	557	229	508	2,064	507	358	865
Interest expense, net		17	21	26	22	86	23	11	22	22	78	26	20	46

Operating income (loss)	1	386	(621)	752	1,073	1,590	747	546	207	486	1,986	481	338	819
Other expense (income), net	1	-	168	316	100	584	(58)	6	180	(90)	38	61	426	487
Income (loss) from operations before income taxes		386	(789)	436	973	1,006	805	540	27	576	1,948	420	(88)	332
Income tax expense (benefit)		134	(137)	109	223	329	183	104	10	98	395	41	57	98

Net income (loss)		252	(652)	327	750	677	622	436	17	478	1,553	379	(145)	234
(Income) loss attributable to non-controlling interests	1	9	5	78	(12)	80	(7)	(12)	(6)	(14)	(39)	(15)	(11)	(26)
Net income (loss) attributable to Magna International Inc.		261	(647)	405	738	757	615	424	11	464	1,514	364	(156)	208

Adjusted net income (loss) attributable to Magna International Inc.	1	261	(511)	585	851	1,186	566	426	170	391	1,553	383	243	626

Diluted earnings (loss) per share:
Diluted		$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52	$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	$ (0.54)	$ 0.70
Adjusted Diluted		$ 0.86	$ (1.71)	$ 1.95	$ 2.83	$ 3.95	$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13	$ 1.28	$ 0.83	$ 2.11

Weighted average number of Common Shares outstanding
during the year (in millions):		302.7	298.4	299.4	300.9	300.4	303.6	303.6	302.6	301.5	302.8	298.1	291.1	295.0

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.4%	8.8%	4.2%	4.2%	4.9%	4.2%	4.6%	5.7%	4.5%	4.7%	4.0%	4.4%	4.2%
EBITDA /Sales		8.5%	-6.2%	12.2%	13.8%	9.3%	11.1%	10.3%	7.8%	9.8%	9.9%	9.1%	7.7%	8.4%
EBIT /Sales		4.7%	-14.0%	8.5%	10.4%	5.1%	7.6%	6.2%	2.9%	5.6%	5.7%	5.3%	3.8%	4.6%
Operating income(loss) /Sales		4.5%	-14.5%	8.2%	10.2%	4.9%	7.3%	6.0%	2.6%	5.3%	5.5%	5.0%	3.6%	4.3%
Effective tax rate
Reported		34.7%	17.4%	25.0%	22.9%	32.7%	22.7%	19.3%	37.0%	17.0%	20.3%	9.8%	-64.8%	29.5%
Excluding Other expense (income), net of taxes		34.7%	16.9%	22.6%	19.6%	25.7%	23.3%	19.8%	15.0%	16.7%	19.8%	17.3%	24.9%	20.4%

Q2 2022 Financial Review of Magna International Inc.	Page 1 of 6

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

	2020				2021				2022
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	5,684	5,253	6,618	6,394	7,176	6,531	6,082	6,307	7,006	6,764
Inventories	3,531	3,503	3,509	3,444	3,645	3,999	4,150	3,969	4,258	4,064
Prepaid expenses and other	234	216	196	260	290	294	247	278	310	262
	9,449	8,972	10,323	10,098	11,111	10,824	10,479	10,554	11,574	11,090
Current liabilities:
Accounts payable	5,635	4,243	5,808	6,266	6,787	6,248	5,914	6,465	6,845	6,443
Accrued salaries and wages	807	691	851	815	897	912	893	851	879	766
Other accrued liabilities	1,921	2,058	2,246	2,254	2,298	2,186	2,070	2,156	2,123	2,096
Income taxes payable (receivable)	18	(87)	(69)	38	109	123	125	200	190	136
	8,381	6,905	8,836	9,373	10,091	9,469	9,002	9,672	10,037	9,441

Working capital	1,068	2,067	1,487	725	1,020	1,355	1,477	882	1,537	1,649

Investments	1,336	1,336	1,143	947	960	1,124	1,455	1,593	1,487	1,375
Fixed assets, net	7,948	7,860	7,898	8,475	8,305	8,297	8,166	8,293	8,090	7,723
Goodwill, other assets and intangible assets	3,340	3,362	3,423	3,539	3,614	3,632	3,530	3,577	3,544	3,353
Operating lease right-of-use assets	1,788	1,777	1,787	1,906	1,869	1,854	1,731	1,700	1,667	1,587
Funds employed	15,480	16,402	15,738	15,592	15,768	16,262	16,359	16,045	16,325	15,687
FINANCING
Straight debt:
Cash and cash equivalents	(1,146)	(533)	(1,498)	(3,268)	(3,464)	(3,426)	(2,748)	(2,948)	(1,996)	(1,664)
Short-term borrowings	-	188	-	-	-	-	-	-	-	-
Long-term debt due within one year	93	150	98	129	137	117	101	455	127	105
Long-term debt	3,021	3,771	3,832	3,973	3,935	3,941	3,908	3,538	3,501	3,408
Current portion of operating lease liabilities	218	221	226	241	244	278	269	274	276	270
Operating lease liabilities	1,586	1,577	1,582	1,656	1,613	1,563	1,438	1,406	1,369	1,294
	3,772	5,374	4,240	2,731	2,465	2,473	2,968	2,725	3,277	3,413
Long-term employee benefit liabilities	659	675	696	729	733	743	716	700	686	651
Other long-term liabilities	420	390	305	332	414	482	466	376	374	390
Deferred tax liabilities, net	87	10	87	80	104	124	40	19	(51)	(111)
	1,166	1,075	1,088	1,141	1,251	1,349	1,222	1,095	1,009	930
Shareholders' equity	10,542	9,953	10,410	11,720	12,052	12,440	12,169	12,225	12,039	11,344
	15,480	16,402	15,738	15,592	15,768	16,262	16,359	16,045	16,325	15,687

ASSET UTILIZATION RATIOS
Days in accounts receivable	59.1	110.1	65.2	54.5	63.4	65.1	69.1	62.3	65.4	65.0
Days in accounts payable	67.0	90.8	68.1	64.4	70.5	72.8	77.3	74.4	73.3	70.2
Inventory turnover - cost of sales	8.6	4.8	8.8	10.2	9.5	7.7	6.6	7.9	7.9	8.1
Working capital turnover	32.4	8.3	24.6	58.3	39.9	26.7	21.4	41.3	25.1	22.7
Total asset turnover	2.2	1.0	2.3	2.7	2.6	2.2	1.9	2.3	2.4	2.4

CAPITAL STRUCTURE
Straight debt	24.4%	32.8%	26.9%	17.5%	15.6%	15.2%	18.1%	17.0%	20.1%	21.8%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net	7.5%	6.6%	6.9%	7.3%	7.9%	8.3%	7.5%	6.8%	6.2%	5.9%
Shareholders' equity	68.1%	60.7%	66.1%	75.2%	76.4%	76.5%	74.4%	76.2%	73.7%	72.3%
	100.1%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	31.8%	37.2%	35.5%	33.9%	33.0%	32.2%	32.0%	31.7%	30.5%	30.9%

ANNUALIZED RETURNS
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)	9.6%	-25.3%	15.9%	26.7%	20.7%	13.8%	0.4%	15.2%	12.0%	-5.3%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)	9.6%	-19.9%	23.0%	30.8%	19.0%	13.9%	5.5%	12.8%	12.6%	8.3%
Return on Invested Capital (Annualized after-tax operating
profits / invested capital)	6.7%	-15.9%	8.6%	19.6%	16.3%	11.1%	0.9%	12.2%	9.9%	-3.2%
Adjusted Return on Invested Capital (Adjusted Annualized after-tax
operating profits / invested capital)	6.7%	-12.5%	15.0%	22.5%	15.1%	11.2%	4.8%	10.4%	10.4%	6.7%

Q2 2022 Financial Review of Magna International Inc.	Page 2 of 6

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2020					2021					2022
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

Operating activities
Net income (loss)		252	(652)	327	750	677	622	436	17	478	1,553	379	(145)	234
Items not involving current cash flows	(i)	344	335	749	548	1,976	349	341	515	371	1,576	370	705	1,075
	(i)	596	(317)	1,076	1,298	2,653	971	777	532	849	3,129	749	560	1,309
Changes in operating assets and liabilities	(i)	43	(915)	536	961	625	(310)	(249)	(132)	502	(189)	(569)	(139)	(708)
Cash provided from (used for) operating activities		639	(1,232)	1,612	2,259	3,278	661	528	400	1,351	2,940	180	421	601

Investment activities
Fixed asset additions		(203)	(169)	(213)	(560)	(1,145)	(212)	(277)	(334)	(549)	(1,372)	(238)	(329)	(567)
Increase in equity method investment		-	-	-	-	-	-	-	(454)	(63)	(517)	-	-	-
Increase in investments, other assets and intangible assets		(93)	(72)	(68)	(98)	(331)	(104)	(93)	(101)	(105)	(403)	(64)	(80)	(144)
Proceeds (funding provided) on sale of business	1 (e)	-	-	-	-	-	-	-	(41)	-	(41)	6	-	6
Increase in public and private equity investments		(100)	(2)	(12)	(18)	(132)	(3)	(17)	(3)	(45)	(68)	(2)	(2)	(4)
Settlement of long-term receivable from non-consolidated joint venture		-	-	-	-	-	50	-	-	-	50	-	-	-
Proceeds from disposition		23	11	14	69	117	19	20	10	32	81	23	40	63
Business combinations		(7)	-	-	98	91	39	(21)	-	(31)	(13)	-	-	-
Cash (used for) provided from investment activities		(380)	(232)	(279)	(509)	(1,400)	(211)	(388)	(923)	(761)	(2,283)	(275)	(371)	(646)

Financing activities
Net issues (repayments) of debt		(6)	962	(246)	(27)	683	(126)	(33)	(13)	5	(167)	(328)	(31)	(359)
Common Shares issued on exercise of stock options		1	1	15	64	81	83	50	3	10	146	4	-	4
Repurchase of Common Shares		(201)	-	(2)	-	(203)	(162)	(99)	(5)	(251)	(517)	(383)	(212)	(595)
Tax withholdings on vesting of equity awards		(10)	-	-	(3)	(13)	(12)	-	-	(1)	(13)	(14)	(1)	(15)
Contributions to subsidiaries by non-controlling interests		-	-	-	18	18	-	-	-	8	8	-	5	5
Dividends paid to non-controlling interests		(3)	(3)	-	(12)	(18)	-	(8)	(2)	(39)	(49)	-	(12)	(12)
Dividends paid		(121)	(116)	(115)	(115)	(467)	(130)	(127)	(130)	(127)	(514)	(133)	(130)	(263)
Cash provided from (used for) financing activities		(340)	844	(348)	(75)	81	(347)	(217)	(147)	(395)	(1,106)	(854)	(381)	(1,235)
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		(52)	9	(15)	81	23	(13)	39	(8)	5	23	(3)	(1)	(4)
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		(133)	(611)	970	1,756	1,982	90	(38)	(678)	200	(426)	(952)	(332)	(1,284)
Cash, cash equivalents and restricted cash equivalents,
beginning of period	3	1,392	1,259	648	1,618	1,392	3,374	3,464	3,426	2,748	3,374	2,948	1,996	2,948
Cash, cash equivalents and restricted cash equivalents,
end of period		1,259	648	1,618	3,374	3,374	3,464	3,426	2,748	2,948	2,948	1,996	1,664	1,664

	(i) Certain amounts in prior periods have been reclassified to conform with current period presentation.

Q2 2022 Financial Review of Magna International Inc.	Page 3 of 6

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021.

Note 1:	NON-GAAP MEASURES

The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2020					2021					2022
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

	Net (gains) losses on investments	[a]	-	-	(21)	(11)	(32)	(33)	(38)	81	(8)	2	61	50	111
	Impairments and loss on sale of equity-accounted investments	[b]	-	-	337	10	347	-	-	-	-	-	-	-	-
	Restructuring and impairments	[c]	-	168	-	101	269	15	44	24	18	101	-	376	376
	Gain on business combinations	[d]	-	-	-	-	-	(40)	-	-	-	(40)	-	-	-
	Sale of business	[e]	-	-	-	-	-	-	-	75	-	75	-	-	-
	Merger Agreement Termination Fee	[f]	-	-	-	-	-	-	-	-	(100)	(100)	-	-	-
			-	168	316	100	584	(58)	6	180	(90)	38	61	426	487
[a]	Net (gains) losses on investments

	The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are recorded in Corporate.

[b]	Impairments and loss on sale of equity-accounted investments

In Power & Vision, during the third quarters of 2020, the Company recorded impairment charges of $337 million on equity accounted investments.

	In the fourth quarter of 2020, the Company recorded a $10 million loss in Power & Vision on the sale of its 50% interest in Dongfeng Getrag Transmission Co. Ltd.

[c]	Restructuring and impairments

	COVID-19 Restructuring and Impairments:

	In response to the impact that COVID-19 was expected to have on vehicle production volumes over the short to medium term, during the second quarter of 2020, the Company initiated and/or accelerated the timing of restructuring plans to right-size its business. These restructuring actions included plant closures and workforce reductions and resulted in COVID-19 related restructuring and impairment charges of $115 million in Power & Vision, $37 million in Body Exteriors & Structures, and $16 million in Seating, respectively.

	Impairments related to operations in Russia:

	The Company’s operations in Russia remain substantially idled and production is not expected to resume before 2024. In accordance with U.S. GAAP, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating segment, respectively.

	Other Impairments:		2020					2021					2022
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Power & Vision		-	-	-	-	-	-	-	-	-	-	-	-	-
	Body Exteriors & Structures		-	-	-	65	65	-	-	8	-	8	-	-	-
	Seating Systems		-	-	-	15	15	-	-	4	-	4	-	-	-
			-	-	-	80	80	-	-	12	-	12	-	-	-

	Other Restructuring:		2020					2021					2022
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Power & Vision		-	-	-	-	-	15	44	4	4	67	-	-	-
	Body Exteriors & Structures		-	-	-	21	21	-	-	8	-	8	-	-	-
	Seating Systems		-	-	-	-	-	-	-	-	14	14	-	-	-
			-	-	-	21	21	15	44	12	18	89	-	-	-

Q2 2022 Financial Review of Magna International Inc.	Page 4 of 6

[d]	Gain on business combinations

	In Seating Systems, during the first quarter of 2021, the Company recognized a $22 million gain on the on the change in basis of accounting for its previously held equity method investments. In Power & Vision, substantially all of the assets of the Company's European joint venture with Ford Motor Company, Getrag Ford Transmission GmbH, were distributed to either Ford or the Company, which resulted in the Company recording a gain of $18 million.

[e]	Sale of business

	During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, subject to working capital adjustments, resulting in a loss on disposal of $75 million [$75 million after tax].

[f]	Merger Agreement Termination Fee

	In the fourth quarter of 2021, Veoneer, Inc. (“Veoneer”) terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee which, net of the Company’s associated transaction costs, amounted to $100 million.

	The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

			2020					2021					2022
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL

	Net income (loss) attributable to Magna International Inc.		261	(647)	405	738	757	615	424	11	464	1,514	364	(156)	208
	Exclude:
	Net (gains) losses on investments		-	-	(20)	(7)	(27)	(24)	(29)	64	(2)	9	48	38	86
	Impairments and loss on sale of equity-accounted investments	[i]	-	-	200	19	219	-	-	-	-	-	-	-	-
	Restructuring and impairments		-	136	-	101	237	15	31	20	17	83	-	361	361
	Gain on business combinations		-	-	-	-	-	(40)	-	-	-	(40)	-	-	-
	Net (gains) losses on the sale of business		-	-	-	-	-	-	-	75	-	75	-	-	-
	Merger Agreement Termination Fee		-	-	-	-	-	-	-	-	(75)	(75)	-	-	-
	Adjustments to Deferred Tax Valuation Allowance	[ii]	-	-	-	-	-	-	-	-	(13)	(13)	(29)	-	(29)
													-		-
	Adjusted net income (loss) attributable to Magna International Inc.		261	(511)	585	851	1,186	566	426	170	391	1,553	383	243	626

	Diluted earnings (loss) per share		$ 0.86	$ (2.17)	$ 1.35	$ 2.45	$ 2.52	$ 2.03	$ 1.40	$ 0.04	$ 1.54	$ 5.00	$ 1.22	(0.54)	$ 0.70
	Exclude:
	Net (gains) losses on investments		-	-	(0.07)	(0.02)	(0.09)	(0.08)	(0.10)	0.21	(0.01)	0.03	0.16	0.13	0.29
	Impairments and loss on sale of equity-accounted investments	[i]	-	-	0.67	0.06	0.73	-	-	-	-	-	-	-	-
	Restructuring and impairments		-	0.46	-	0.34	0.79	0.05	0.10	0.06	0.06	0.27	-	1.24	1.22
	Gain on business combinations		-	-	-	-	-	(0.14)	-	-	-	(0.13)	-	-	-
	Net (gains) losses on the sale of business		-	-	-	-	-	-	-	0.25	-	0.25	-	-	-
	Merger Agreement Termination Fee		-	-	-	-	-	-	-	-	(0.25)	(0.25)	-	-	-
	Adjustments to Deferred Tax Valuation Allowance	[ii]	-	-	-	-	-	-	-	-	(0.04)	(0.04)	(0.10)	-	(0.10)

	Adjusted diluted earnings (loss) per share		$ 0.86	$ (1.71)	$ 1.95	$ 2.84	$ 3.95	$ 1.86	$ 1.40	$ 0.56	$ 1.30	$ 5.13	$ 1.28	$ 0.83	$ 2.11

	[i] Impairment charges

	Impairment charges relating to the Company's equity accounted investment for 2020 include $75 million attributable to non-controlling interest.

	[ii] Adjustments to Deferred Tax Valuation Allowance

	In the fourth quarter of 2021 and first quarter of 2022, the Company recorded adjustments to the valuation allowance against our deferred tax assets in certain European countries and North America. The net effect of these adjustments is a reduction in income tax expense of $13 million and $29 million, respectively.

Q2 2022 Financial Review of Magna International Inc.	Page 5 of 6

Note 2:	SEGMENTED INFORMATION

		2020					2021					2022
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	TOTAL
	Body Exteriors & Structures
	Sales	3,676	1,623	3,858	4,393	13,550	4,025	3,647	3,185	3,620	14,477	4,077	3,947	8,024
	Adjusted EBIT	199	(315)	390	543	817	327	227	98	168	820	229	191	420
	Adjusted EBIT as a percentage of sales	5.4%	-19.4%	10.1%	12.4%	6.0%	8.1%	6.2%	3.1%	4.6%	5.7%	5.6%	4.8%	5.2%

	Power & Vision
	Sales	2,523	1,298	2,722	3,179	9,722	3,156	2,881	2,501	2,804	11,342	3,046	2,888	5,934
	Adjusted EBIT	135	(226)	227	359	495	297	203	67	171	738	154	91	245
	Adjusted EBIT as a percentage of sales	5.4%	-17.4%	8.3%	11.3%	5.1%	9.4%	7.0%	2.7%	6.1%	6.5%	5.1%	3.2%	4.1%

	Seating Systems
	Sales	1,261	524	1,280	1,390	4,455	1,303	1,166	1,123	1,299	4,891	1,376	1,253	2,629
	Adjusted EBIT	40	(84)	66	85	107	55	26	22	49	152	49	2	51
	Adjusted EBIT as a percentage of sales	3.2%	-16.0%	5.2%	6.1%	2.4%	4.2%	2.2%	2.0%	3.8%	3.1%	3.6%	0.2%	1.9%

	Complete Vehicles
	Sales	1,321	933	1,402	1,759	5,415	1,850	1,490	1,255	1,511	6,106	1,275	1,403	2,678
	Adjusted EBIT	50	44	70	110	274	80	79	30	98	287	50	63	113
	Adjusted EBIT as a percentage of sales	3.8%	4.7%	5.0%	6.3%	5.1%	4.3%	5.3%	2.4%	6.5%	4.7%	3.9%	4.5%	4.2%

	Corporate and other
	Intercompany fees	(124)	(85)	(133)	(153)	(495)	(155)	(150)	(145)	(124)	(574)	(132)	(129)	(261)
	Adjusted EBIT	(21)	(19)	25	(2)	(17)	11	22	12	22	67	25	11	36

	Total
	Sales	8,657	4,293	9,129	10,568	32,647	10,179	9,034	7,919	9,110	36,242	9,642	9,362	19,004
	Adjusted EBIT	403	(600)	778	1,095	1,676	770	557	229	508	2,064	507	358	865
	Adjusted EBIT as a percentage of sales	4.7%	-14.0%	8.5%	10.4%	5.1%	7.6%	6.2%	2.9%	5.6%	5.7%	5.3%	3.8%	4.6%

Note 3:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2020					2021					2022
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q

	Cash and cash equivalents	(1,146)	(533)	(1,498)	(3,268)		(3,464)	(3,426)	(2,748)	(2,948)		(1,996)	(1,664)
	Restricted cash equivalents included in prepaid expenses	(113)	(115)	(120)	(106)		-	-	-	-		-	-
	Total cash, cash equivalents and restricted cash equivalents	(1,259)	(648)	(1,618)	(3,374)		(3,464)	(3,426)	(2,748)	(2,948)		(1,996)	(1,664)

Q2 2022 Financial Review of Magna International Inc.	Page 6 of 6